JOINT VENTURE AGREEMENT

This Joint Venture Agreement, effective 10 May 2006, is made by and among Chris Flanagan, and Michael Alsop (the major shareholders of PT Borneo Mineral Project) (hereinafter called “Party A”), Eastbay Management Limited, (hereinafter called “Party B”) and PT Borneo Mineral Projects (hereinafter called the “Company” or the “ JVCO”) in which all parties agreed as follows:

1.         JOINT VENTURE BUSINESS

1.01
Party A and Party B (hereinafter called “the JV Partners”) agree to operate the Company on an equity Joint Venture basis. The Company was formed in September 2005 and is currently a company registered in the country of the Republic of Indonesia and engaged in the business of coal mining and export.

1.02
Party A owns and/or controls the Company which has the right of concession on coal mines in the territory of East Kalimantan of the Republic of Indonesia which has a right(s) of concession on a total area of 19,191 hectares and an estimated saleable reserve of coal of approximately 22 (twenty two) millions tons (the Concessions). A certified list of licenses and their renewals dated 26 April 2006 is attached with this agreement.

1.03	Party B is a company incorporated BVI and is a 100% subsidiary of NT Holdings of which the shares are listed on the Nasdaq OTC BB market.

1.04
Both Party A and B agree that the value of the Company, with its rights to exploit the Concessions, access to operating infrastructure and equipment, is USD2,000,000, this valuation being subject to a due diligence review by Party B on the Company’s legal rights of exploitation and related documents.

1.05
After signing this Joint Venture Agreement, Party A and Party B will use their best endeavors to apply to the Government of Indonesia for the transfer of shares of the Company from Party A to Party B to reflect the terms and conditions as agreed below:

2.          TERM

2.01
The Company is now operational and will continue to identify, evaluate, develop and operate all coal bearing deposits until concessions are commercially exhausted or its licenses have expired and are not capable of being renewed.

3.         SHARE CAPITAL AND LOANS

3.01	The JV Partners shall participate in the assets, liabilities, profits and losses of the Company in the percentages shown beside their respective names (their “Equity Shares”):

Party A - Chris Flanagan, Michael Alsop and others	30%
Party B- Eastbay Management Ltd.	70%

3.02
Party A has already paid up US$300,000 of the capital of the JVCO and has expended USD700,000 in a variety of expenditures in connection with the securing of the requisite licenses and permits, the purchase of certain basic operating equipment some of which expenditures cannot be substantiated by receipts.

3.03
Subject to a due diligence review on the above expenditures, Party B agrees to subscribe USD1,400,000 towards the share capital of the Company to result in Party B owning such number of shares in the JVCO that represents 70% of the issued ordinary and voting share capital of JVCO. The Company will have thus have a total paid up capital of US$1,000,000 plus a share premium account of USD700,000 following the above mentioned capital subscription by Party B.

3.04	Party A shall be entitled to be reimbursed its expenses of USD700,000, which shall be treated as an interest bearing shareholders loan from Party A on the following basis:

a)	all receipted expenses may be reimbursed in cash to a maximum of USD200,000 within 30 days of the share subscription by Party B, subjected to a review of all receipted expenditures;

b)
the balance of USD500,000 in expenditures (whether receipted or not) shall bear interest at 6% (six percents) per annum interest payable semi-annually and shall be paid out of positive cash flow from mining operations in future years and such repayments shall not exceed more than 10% of positive cash flow per year unless otherwise determined at a board meeting where both Party A and B shareholders are duly represented.

3.04
No interest shall accrue on the JV Partner’s share capital contributions in JVCO; however, if a JV Partner is required to provide financial assistance in the form of cash advances to develop and support mining operations beyond its share of the partnership (hereinafter called the “Additional Advance”), such Additional Advances shall be treated as shareholders loans to JVCO and shall be entitled to 6% (six percent) per annum interest from the JVCO on the Additional Advance until fully repaid by JVCO. Such loan repayments shall not exceed 10% of positive cash flow per year, unless otherwise determined at a board meeting where both Party A and B shareholders are duly represented .

4.            BANKING ARRANGEMENT AND FINANCIAL RECORD

4.01	The JVCO shall maintain a bank account on which cheques may be drawn only on the signature of both JV Partners.

4.02
The JVCO shall at all times maintain full and proper accounts of the business and such accounts shall be accessible to each of the JV Partners at all times on reasonable notice. Party B will assign personnel to supervise the JVCO’s administration, accounting and financial record keeping.

5.             MANAGEMENT OF JV BUSINESS

5.01	Apart from Concession rights and license renewals, Party A shall be responsible as follows:

a)	assist the JVCO to undertake mining operations including the construction of access road, unloading terminals, mining and transportation equipment where required, and management or the subcontract procurement of labor if necessary.

b)	assist JVCO to control the cost of output approximately US$ 18 per ton under current conditions, which budgeted cost includes depreciation and amortization of construction costs of infrastructure and equipment mentioned in (a) above but excluding Government royalties and taxes.

(c)	identify on behalf of the JVCO additional coal concessions of high quality having gross calorific value of 6.000 Kcal/Kg or higher.

5.02	Party A, representing two persons, shall receive an annual remuneration as follows:
(a)	for the CEO position, an annual salary of USD120,000 plus reasonable housing allowances and means of transportation and this salary shall be review annually;

(b)
for the COO position, an annual salary equal to 70% of the CEO’s salary plus reasonable housing allowances and means of transportation and this salary shall be reviewed annually as and when the CEO’s position is reviewed

(c)
10% of Profits after as incentive bonus shall be reserved for management of JVCO and the allocation of this incentive bonus shall be recommended by the CEO and shall be subject to agreement by the board of JVCO.

5.02	Party B will assist the JVCO in marketing, sales and export of coal, cash flow management, financial control, capital funding and financing of equipment purchases.

6.             TERMINATION OF PARTNERSHIP

6.01	The JV may only be voluntarily dissolved during the life of the JV Partners by mutual agreement..

6.02
On voluntary dissolution of JVCO, subject to any contrary agreement binding the former JV Partners and after making any necessary adjustments in accordance with generally accepted accounting principles to allow for any debit balances in the Joint Venture Partners’ separate capital accounts, the business of JVCO shall be promptly liquidated and applied in the following order:

a)	to pay the debts and liabilities of the JV Partners;
b)	to refund any outstanding Additional Advances together with the accrued interest;
c)	to distribute the credit balances of the JV Partners’ separate income capital accounts;
d)	to distribute the credit balances of the JV Partners’ separate capital accounts;
e)	to distribute any residue to the JV Partners in proportion to their respective equity interest..

6.03	A JV Partner involuntarily ceases to be a partner on death or insolvency or on becoming mentally incompetent so found by a court of law which does not permit the JVCO to continue operations.

6.04
On a JV Partner involuntarily ceasing to be a partner subject to any contrary agreement binding the former JV Partner and the remaining JV Partners and after making any necessary adjustments in accordance with the generally accepted accounting principles to allow for any debit balances in the JV Partners’ separate capital accounts, the remaining JV Partners shall pay the JV Partner ceasing to be a JV Partner or his estate, as the case may be, any credit balances in his separate income and capital accounts as shown on the financial statements of the partnership for the next month end following the date of his ceasing to be a JV Partner (the “Payment Calculation Statements”) and, upon payment, the JV Partner has no further claims against the partnership or the remaining JV Partner in respect of their interest in the partnership. For clarity and greater certainty, the Payment Calculation Statements shall not be adjusted to show value for goodwill or work-in-process but shall be adjusted as though for a fiscal year end.

7.            ARBITRATION OF DISPUTES

7.01
Any dispute between the JV Partners arising out of or related to this agreement and any amendments to it, whether before or after dissolution of the partnership or a JV Partner involuntarily ceasing to be a JV Partner, shall be referred to and settled by a single arbitrator agreed upon by the JV Partners or, in default of such agreement, to a single arbitrator appointed pursuant to the legislation governing submissions to International Arbitration Centre. The decision of the arbitrator is final and binding with no right of appeal.

8.           MISCELLANEOUS

8.01	In this agreement, the singular includes the plural and the masculine includes the feminine and neuter and vice versa unless the context otherwise requires.

8.02	The capitalized headings in this agreement are only for convenience of reference and do not form part of or affect the interpretation of this agreement.

8.03	If any provision or part of any provision in this agreement is void for any reason, it shall be severed without affecting the validity of the balance of the agreement.

8.04	Time is of essence of this agreement.

8.05	The term of this agreement may only be amended in writing dated and signed by all the JV Partners’

Agreed and executed in duplicate originals by

Party A	Party B-Easybay Management Ltd.

/s/ Chris Flanagan	/s/ Peter Chun
Name: Chris Flanagan	Name: Peter Chun
Title: President & Director	Title: Director & CEO

/s/ Michael Alsop
Michael Alsop
Title:

The Company-PT Borneo Mineral Projects

/s/ Chris Flanagan
Name: Chris Flanagan
Title: President & Director